Exhibit 99.1

CAZOO GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2022

Continuing operations	Notes	Six months ended June 30 2022 £’000	Six months ended June 30 2021 £’000

Revenue[1,2]	3	627,868	248,209
Cost of sales		(624,623)	(236,850)
Gross profit		3,245	11,359

Marketing expenses		(45,189)	(29,355)
Selling and distribution expenses		(56,869)	(20,389)
Administrative expenses		(288,448)	(69,427)
Loss from operations		(387,261)	(107,812)

Finance income		571	166
Finance expense		(22,606)	(1,793)
Other income and expenses[3]	4	157,973	—
Loss before tax		(251,323)	(109,439)

Tax credit	7	9,865	7,326
Loss for the period		(241,458)	(102,113)

Other comprehensive income
Exchange differences on translation of foreign operations		4,031	76

Total comprehensive loss for the period		(237,427)	(102,037)

Earnings per share:
Basic loss per ordinary share[4]		£(0.32)	£(0.19)
Diluted loss per ordinary share[4]		£(0.32)	£(0.19)

[1]	The 2021 comparatives are based on the operations of Cazoo Holdings (as defined below) prior to the Transaction (as defined below). The unaudited condensed consolidated interim financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. Refer to Note 1 for further details.
[2]	Revenue excludes £6.0 million of sales where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2021: £7.5 million).
[3]	Other income and expenses includes fair value movement in warrants and embedded derivative and foreign exchange movements.
[4]	Loss per share for the comparative period reflects Cazoo Holdings historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio established in the Business Combination Agreement (as defined below). The computation of diluted loss per ordinary share excludes the effect of share options, warrants and convertible notes because the inclusion of these would be anti-dilutive.

The notes on pages 7 to 22 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2022

		At June 30 2022	At December 31 2021
	Notes	£’000	£’000
Assets
Non-current assets
Property, plant and equipment[1]	8	240,404	180,955
Right-of-use assets[2]		122,238	92,254
Intangible assets and goodwill	9	195,357	261,514
Trade and other receivables		10,042	9,968
		568,041	544,691
Current assets
Inventory		374,462	364,585
Trade and other receivables		106,848	77,884
Cash and cash equivalents	13	401,198	192,629
		882,508	635,098
Total assets		1,450,549	1,179,789

Liabilities
Current liabilities
Trade and other payables		140,155	79,284
Loans and borrowings	10	221,746	180,540
Convertible notes and embedded derivative	11	1,299	—
Lease liabilities		22,437	18,826
Provisions	12	6,432	—
		392,069	278,650
Non-current liabilities
Loans and borrowings	10	62,814	68,113
Convertible notes and embedded derivative	11	358,361	—
Warrants	11	5,675	42,692
Lease liabilities		98,522	71,574
Provisions	12	9,484	7,985
Deferred tax		147	86
		535,003	190,450
Total liabilities		927,072	469,100
Net assets		523,477	710,689

Share capital		55	55
Share premium		925,637	902,586
Merger reserve		420,834	420,834
Retained earnings		(825,503)	(611,209)
Foreign currency translation reserve		2,454	(1,577)
Total equity		523,477	710,689

[1]	Property, plant and equipment includes £155.5 million of subscription vehicles (December 31, 2021: £99.6 million).
[2]	Right-of use-assets includes £12.4 million of subscription vehicles (December 31, 2021: £4.5 million).

The notes on pages 7 to 22 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2022

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2022		55	902,586	420,834	(611,209)	(1,577)	710,689

Comprehensive loss for the period
Loss for the period		—	—	—	(241,458)	—	(241,458)
Other comprehensive income		—	—	—	—	4,031	4,031

Total comprehensive loss		—	—	—	(241,458)	4,031	(237,427)

Contributions by and distributions to owners
Acquisition of subsidiaries	6	—	23,051	—	—	—	23,051
Share-based payments		—	—	—	34,590	—	34,590
Taxation recognized directly in equity		—	—	—	(7,426)	—	(7,426)

At June 30, 2022		55	925,637	420,834	(825,503)	2,454	523,477

The notes on pages 7 to 22 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2021

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2021[1]		—	266,120	181,250	(116,872)	—	330,498

Comprehensive loss for the period
Loss for the period		—	—	—	(102,113)	—	(102,113)
Other comprehensive income		—	—	—	—	76	76

Total comprehensive loss		—	—	—	(102,113)	76	(102,037)

Contributions by and distributions to owners
Acquisition of subsidiaries[2]		—	—	65,348	—	—	65,348
Share-based payments		—	—	—	12,505	—	12,505

At June 30, 2021[1]		—	266,120	246,598	(206,480)	76	306,314

[1]	The 2021 comparatives are based on the operations of Cazoo Holdings prior to the Transaction. The unaudited condensed consolidated interim financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. Refer to Note 1 for further details.
[2]	Prior to the Transaction, the merger relief section of the Companies Act 2006 required that the difference between the nominal value and issued value of the shares issued for the acquisitions of Drover Limited, Smart Fleet Solutions Limited and Cluno GmbH should be credited to the merger reserve in equity.

The notes on pages 7 to 22 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2022

	Notes	Six months ended June 30 2022 £’000	Six months ended June 30 2021 £’000
Cash flows from operating activities[1]
Loss for the period		(241,458)	(102,113)

Adjustments for:
Depreciation of property, plant and equipment and right-of-use assets	8	26,552	10,531
Amortization and impairment of intangible assets	9	142,146	4,618
Finance income		(571)	(166)
Finance expense		22,606	1,793
Share-based payment expense	14	35,096	12,688
Fair value movement in warrants and embedded derivative and foreign exchange movements	4, 11	(157,973)	—
Tax credit	7	(9,865)	(7,326)
		(183,467)	(79,975)

Movements in working capital:
(Increase)/decrease in trade and other receivables		(20,988)	8,508
Increase in inventory		(8,125)	(12,294)
Increase in subscription vehicles		(62,001)	—
Increase in trade and other payables		54,353	28,106
Increase in provisions	12	5,679	—
Total working capital movements		(31,082)	24,320

Other cash flows from operating activities:
Interest received		571	166
Net cash used in operating activities		(213,978)	(55,489)

Cash flows from investing activities
Purchases of property, plant and equipment	8	(18,677)	(34,685)
Purchases and development of intangible fixed assets	9	(14,973)	(4,810)
Acquisition of subsidiaries, net of cash acquired	6	(34,121)	(79,695)
Proceeds from sale and leasebacks		12,686	—
Proceeds from lease modifications		5,520	—
Net cash used in investing activities		(49,565)	(119,190)

Cash flows from financing activities
Net proceeds from convertible notes	11	460,021	—
Proceeds from stocking loans	10	600,557	217,399
Repayment of stocking loans	10	(569,116)	(218,520)
Proceeds from subscription facilities	10	33,035	—
Repayment of subscription facilities	10	(35,430)	—
Repayment of bank loans and mortgages	10	(3,334)	(1,070)
Interest paid on loans and borrowings		(7,518)	(1,711)
Lease payments		(14,294)	(4,596)
Excess proceeds above fair value from sale and leasebacks		1,086	—
Net cash generated from/(used in) financing activities		465,007	(8,498)

Net increase/(decrease) in cash and cash equivalents		201,464	(183,177)
Cash and cash equivalents at the beginning of the period		192,629	243,524
Net foreign exchange difference		7,105	—
Cash and cash equivalents at the end of the period	13	401,198	60,347

[1]	The 2021 comparatives are based on the operations of Cazoo Holdings prior to the Transaction. The unaudited condensed consolidated interim financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. Refer to Note 1 for further details.

The notes on pages 7 to 22 form part of these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended June 30, 2022

1. Reporting entity

Cazoo Group Ltd (the “Company”) is an exempted company incorporated under the laws of the Cayman Islands on March 24, 2021. The Company’s registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is at 41 Chalton Street, London, NW1 1JD, United Kingdom. The Group’s principal activity is the operation of an e-commerce platform for buying and selling used cars.

The unaudited condensed consolidated interim financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means, prior to closing of the Transaction, Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”) and its consolidated subsidiaries and, for periods subsequent to closing of the Transaction, Cazoo Group Ltd and its subsidiaries.

The Transaction

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo Holdings and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement (the “Business Combination Agreement”), as amended by the First Amendment thereto, dated as of May 14, 2021 which, among other things, provided that (i) Ajax would merge with and into the Company, with the Company continuing as the surviving company, (ii) the Company would acquire all of the issued and outstanding shares of Cazoo Holdings via exchange for a combination of shares of the Company and cash consideration and (iii) the Company would become tax resident in the UK following the consummation of the Transaction.

Upon consummation of the Transaction, shareholders of Ajax and Cazoo Holdings became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Transaction Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) and warrants of Cazoo Group Ltd became listed on the NYSE under the symbols “CZOO” and “CZOO WS,” respectively.

The unaudited condensed consolidated interim financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. The 2021 comparatives are based on the operations of Cazoo Holdings prior to the Transaction.

2. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting. The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, this report should be read in conjunction with the Group’s annual report on Form 20-F for the year ended December 31, 2021.

Except as described in 2.2. below, the accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

2.1 Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The Board of Directors have approved an operating plan through to December 31, 2023 which combines continued top line growth with ongoing operational improvements which move the business towards breakeven, targeted in December 2023. This plan achieves those goals without the need for further fund raising and has a forecast cash balance of over £100 million at September 30, 2023, the date looked at from a going concern perspective.

The operating plan includes the on-going exit of existing operations in Europe, which Management of the Group (“Management”) believes will result in cash savings of over £100 million by the end of 2023, compared to that incurred if the Group continued with its European businesses. Other actions to increase liquidity included in the plan are a prospective sale and leaseback of owned property and the continued financing of UK retail inventory. The Group had available cash in excess of £400 million at June 30, 2022, together with self-financed inventory of over £100 million.

Given the stage of evolution of the Group, there are certain inherent uncertainties in forecasting operating performance. Therefore, in assessing the appropriateness of the going concern assumption, Management have assumed a combined downside scenario to the above base case, whereby the most sensitive assumptions have been flexed. These are limiting gross profit margin to 5%, increasing overhead costs by £1 million per month, and reducing the proceeds from the planned sale and leaseback transactions by 50%. In this scenario the going concern assumption is still appropriate as Management believes the Group would still have cash in excess of over £50 million at September 30, 2023 even before any mitigating actions were applied. Sales in 2021 increased by 187% year on year with a gross profit margin of 3.7%. In addition, the gross profit margin assumptions have been considered against peers and historical margins and are within the range of margins achieved.

The majority of the Group’s future spend is not committed. In the event that further actions to manage liquidity were to be necessary, Management may seek to reduce discretionary marketing spend, capex and/or headcount, as well as pursuing various other options to reduce cash outflow which Management believes, in combination, could give rise to additional savings of approximately £60 million in the period from January 1 to September 30, 2023. In this scenario, Management’s strategic objectives are materially unchanged.

Management have reverse stress tested gross margin and operating expenses as a percentage of sales as compared to the base case. In isolation, reductions of gross margin to 1% and an increase of operating expenses as a percentage of revenue to 24% would be required to eliminate cash at September 30, 2023.

The Group utilizes stocking finance to support inventory purchasing. In the UK, the business works with five lenders and had total stocking facilities at June 30, 2022 with a maximum of £250 million of availability, of which £174 million was utilized. The stocking facilities have no fixed end date but are subject to annual review. Management believes that current levels of stocking remain appropriate to fund the business and that additional facilities will be available as the business continues to grow. There are no financial covenants attached to these facilities. Certain facilities have triggers to revise the terms if cash falls below a certain level. If facilities were reduced, Management could choose to cash finance inventory in the short-term or reduce overall levels of inventory held, both scenarios being under Management’s control and this has been modelled in one of the downside scenarios.

The Group also has debt in the form of convertible notes which bear regular interest at a rate of 2.00% per year. Holders of the convertible notes have the right to require the Company to repurchase for cash all or a portion of their convertible notes at 100% of their principal amount, plus any accrued and unpaid special interest, upon the occurrence of a Fundamental Change (as defined in the Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”)).

The Board believes that the Group’s existing available cash, financing facilities and the approved operating plan are adequate to meet the Group’s forecasted cash requirements for the period to September 30, 2023. Therefore, the accompanying unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

2.2 New accounting policies

2.2.1 Convertible notes

On February 16, 2022, the Company issued $630.0 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (equivalent to £460.0 million in net proceeds). The convertible notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and premium feature.

The host contract is classified as a financial liability because there is an obligation to make fixed interest payments on a quarterly basis and there is an obligation to deliver cash to the holder on redemption of the convertible notes at the maturity date.

The holder’s conversion option is not classified as equity as it does not meet the “fixed-for-fixed” criterion. This is because the Company’s contractual obligation, being denominated in a foreign currency (USD), represents a variable amount of cash on settlement.

The convertible notes will be convertible at the option of the holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Company may force the conversion of the convertible notes on or after February 16, 2025, if the trading price of the Class A Shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period.

If the convertible notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the convertible notes will be entitled to payment of a premium at maturity of the convertible notes, equal to 50% of the principal amount of the convertible notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Shares is above $6.75 for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A Share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A Shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the convertible notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase the convertible notes upon a Fundamental Change.

The convertible notes were not guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness. The Indenture also contains covenants, events of default and other provisions which are customary for offerings of convertible notes.

Financial liability

The financial liability was initially measured at fair value less transaction costs. The fair value of the liability was calculated as the residual transaction price after deducting the fair value of the embedded derivative.

The financial liability is subsequently measured at amortized cost using the effective interest method. Interest expense is recognized within finance expense in the statement of profit or loss.

The financial liability is translated from USD to GBP at the exchange rate at the reporting date in accordance with IAS 21, with the exchange rate difference recognized within other income and expenses in the statement of profit or loss.

The capital element of the financial liability is presented as non-current as it is not due to be repaid until February 2027. However, the accrued interest as at June 30, 2022 is presented as current, as it will be settled within the next 12 months.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

2.2.1 Convertible notes (continued)

Embedded derivative

The compound embedded derivative for the conversion options and premium feature was initially measured at fair value. The embedded derivative is subsequently remeasured at fair value at each reporting date with changes in fair value recognized in other income and expenses within the statement of profit or loss. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The embedded derivative is translated from USD to GBP at the exchange rate at the reporting date in accordance with IAS 21, with the exchange rate difference recognized within other income and expenses in the statement of profit or loss.

The embedded derivative is presented as non-current as the maturity exceeds twelve months from the reporting date and the Company intends to hold the derivative for more than twelve months from the reporting date.

2.2.2 Business segments

During the six months ended June 30, 2022, there was a change in the segmentation of the Group following the launch of the Cazoo retail proposition in Europe. The Board of Directors is the chief operating decision maker, The monthly reporting pack provided to the chief operating decision maker disaggregated the performance of the business on a UK and EU basis. The key financial performance metrics are monitored by the chief operating decision maker on a UK and EU basis. Management has therefore determined that there exist two operating segments, UK and EU, for the unaudited condensed consolidated interim financial statements.

Costs relating to certain Group services have been allocated to another heading called “Central costs”. “Central costs” is not a reportable operating segment but is included in order to reconcile segment loss.

2.2.3 Sale and leaseback

In February 2022, the Group sold two of its customer collection centers and leased them back for 20 years. The Group accounted for the sale and leaseback transactions in accordance with IFRS 16 and recognized a right-of-use asset and a lease liability for the leaseback.

2.2.4 Share-based payments

In January 2022, the Group established “Cazoo Save”, a Save As You Earn (“SAYE”) scheme. The scheme provides employees an option to purchase shares in the Company in three years’ time at a discounted price per share which is fixed at the grant date.

The SAYE scheme is accounted for as an equity-settled share-based payment scheme. The fair value determined at the grant date of the SAYE scheme is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. The fair value is determined using a Black-Scholes option pricing model.

2.3 New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022, but do not have an impact on the unaudited condensed consolidated interim financial statements of the Group:

●	Reference to the Conceptual Framework – Amendments to IFRS 3

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

●	IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

3. Revenue

3.1 Disaggregated revenue information

The following is an analysis of the Group’s revenue for the period from continuing operations.

	Six months ended June 30 2022 £’000	Six months ended June 30 2021 £’000
Type of goods
Retail	501,770	207,948
Wholesale	82,852	12,774
Other sales	43,246	27,487
	627,868	248,209

Recognition of revenue
Revenue from contracts with customers	607,097	240,530
Other revenue	20,771	7,679
	627,868	248,209

3.2 Contract balances

	At June 30 2022 £’000	At December 31 2021 £’000

Trade receivables	19,467	14,796
Contract assets	1,385	3,451
Contract liabilities	(30,358)	(7,911)

All contract assets and liabilities are short-term in nature and are derecognized within one month of the reporting period end across both June 30, 2022 and December 31, 2021.

Revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the period end is summarized as below.

	Within one month as at June 30, 2022 £’000	Within one month as at December 31, 2021 £’000

Undelivered vehicles	30,358	7,911

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

4. Other income and expenses

	Six months ended June 30 2022 £’000	Six months ended June 30 2021 £’000

Fair value movement in embedded derivative	168,085	—
Fair value movement in warrants	41,840	—
Foreign exchange movements	(51,952)	—
	157,973	—

5. Segment information

The following table presents the Group’s revenue and loss information for the Group’s operating segments for the six months ended June 30, 2022 and 2021, respectively:

	UK	EU	Total segments	Central costs	Consolidated
	£’000	£’000	£’000	£’000	£’000

Six months ended June 30, 2022
Revenue	583,220	44,648	627,868	—	627,868
Segment loss	(122,166)	(30,715)	(152,881)	(22,286)	(175,167)

Six months ended June 30, 2021
Revenue	243,488	4,721	248,209	—	248,209
Segment loss	(58,734)	(2,670)	(61,404)	(7,754)	(69,158)

“Segment loss” is the loss measure reported to the Group’s chief operating decision maker. It is defined as loss for the period from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in warrants and embedded derivative and foreign exchange movements and exceptional items which do not relate to our core operations.

The following table presents assets and liabilities information for the Group’s operating segments as at June 30, 2022 and December 31, 2021, respectively:

	UK	EU	Total segments	Central costs	Consolidated
	£’000	£’000	£’000	£’000	£’000

At June 30, 2022
Assets	1,166,334	284,215	1,450,549	—	1,450,549
Liabilities	796,145	130,927	927,072	—	927,072

At December 31, 2021
Assets	1,002,796	176,993	1,179,789	—	1,179,789
Liabilities	401,758	67,342	469,100	—	469,100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

5. Segment information (continued)

Reconciliation of segment loss

Six months ended June 30, 2022	UK	EU	Total segments	Central costs	Consolidated
	£’000	£’000	£’000	£’000	£’000

Segment loss	(122,166)	(30,715)	(152,881)	(22,286)	(175,167)
Tax credit	—	—	—	9,865	9,865
Finance income	—	—	—	571	571
Finance expense	—	—	—	(22,606)	(22,606)
Depreciation of property, plant and equipment and right-of-use assets	—	—	—	(26,552)	(26,552)
Amortization and impairment of intangible assets	—	—	—	(142,146)	(142,146)
Share-based payment expenses	—	—	—	(35,096)	(35,096)
Fair value movement in warrants and embedded derivative and foreign exchange movements	—	—	—	157,973	157,973
Exceptional items(1)	—	—	—	(8,300)	(8,300)
Loss for the period	(122,166)	(30,715)	(152,881)	(88,577)	(241,458)

[1]	Exceptional items of £8.3 million include restructuring costs of £6.6 million, with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum (as defined below).

Six months ended June 30, 2021	UK	EU	Total segments	Central costs	Consolidated
	£’000	£’000	£’000	£’000	£’000

Segment loss	(58,734)	(2,670)	(61,404)	(7,754)	(69,158)
Tax credit	—	—	—	7,326	7,326
Finance income	—	—	—	166	166
Finance expense	—	—	—	(1,793)	(1,793)
Depreciation, amortization and impairment of intangible assets	—	—	—	(10,531)	(10,531)
Amortization and impairment of intangible assets	—	—	—	(4,618)	(4,618)
Share-based payment expenses	—	—	—	(12,688)	(12,688)
Fair value movement in warrants and embedded derivative and foreign exchange movements	—	—	—	—	—
Exceptional items	—	—	—	(10,817)	(10,817)
Loss for the period	(58,734)	(2,670)	(61,404)	(40,709)	(102,113)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

6. Business combinations

6.1 brumbrum S.p.A

On January 31, 2022, the Group acquired 100% of the share capital of brumbrum S.p.A (“brumbrum”) for total consideration of £59.9 million, with £27.7 million paid in cash, £3.0 million of deferred consideration, £6.2 million of debt assumed and discharged and £23.1 million through the issue of Class A Shares. The acquisition balance sheet includes £3.7 million of cash. Total consideration net of cash acquired was £56.2 million.

Founded in 2016, brumbrum was based in Milan and operated a 40,000 square meter vehicle preparation center in Reggio Emilia. The business offered vehicles for sale, finance or subscription for delivery across Italy.

The purchase has been accounted for as a business combination under the acquisition method in accordance with IFRS 3. The unaudited condensed consolidated interim financial statements include the results of brumbrum for the period from the acquisition date.

In calculating goodwill arising from the acquisition, the fair value of net assets acquired was assessed and no material adjustments from book value were made to existing assets and liabilities. The Group has recognized a number of separately identifiable intangible assets as part of the acquisition. Details of the provisional amounts are set out in the table below.

£’000
Property, plant and equipment	7,342
Right-of-use assets	6,276
Inventory	1,752
Trade and other receivables	6,401
Cash and cash equivalents	3,743
Trade and other payables	(6,992)
Loans and borrowings	(10,194)
Lease liabilities	(6,276)
Provisions	(631)
Total net assets acquired	1,421

Intangible assets recognized on acquisition:
Brand	4,158
Customer relationships	3,669
Software	2,592
Deferred tax arising on intangible assets	(2,501)
Total intangible assets recognized on acquisition	7,918

Total identifiable net assets at fair value	9,339

Goodwill	50,597
Purchase consideration transferred	59,936

Satisfied by:
Cash	27,694
Deferred consideration	2,955
Debt assumed and discharged	6,236
Shares issued	23,051
Purchase consideration transferred	59,936

At the date of the acquisition, the carrying amount of trade and other receivables was £6.4 million, all of which was expected to be collectible in the short-term. As such, there was no difference between the carrying amount and fair value of trade and other receivables at the date of acquisition.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

Software acquired represents brumbrum’s platform system and website, which had been developed in-house and are considered to be brumbrum owned intellectual property. The brand was considered to be highly recognizable in Italy.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

6.1 brumbrum S.p.A (continued)

An intangible asset has been recognized for significant customer relationships.

Goodwill is attributable mainly to the skills and technical talent of brumbrum’s workforce.

The fair value of the Class A Shares issued at the date of acquisition was determined as £3.52 per Class A Share, which was the closing share price of the Class A Shares on the acquisition date.

From the date of acquisition to June 30, 2020, brumbrum has contributed £3.0 million of revenue and £8.5 million to loss before tax to the Group. If the acquisition had occurred on January 1, 2022, Management estimates that the Group’s revenue from continuing operations attributable to brumbrum would have been £3.6 million and the loss from continuing operations attributable to brumbrum for the period would have been £10.3 million.

Transaction costs of £1.0 million have been expensed and are included in administrative expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

7. Taxation

The major components of income tax credit in the interim condensed consolidated statement of profit or loss are:

	Six months ended June 30 2022 £’000	Six months ended June 30 2021 £’000

Current income tax expense	—	(24)
Deferred tax credit relating to origination and reversal of temporary differences	9,865	7,350
Income tax credit recognized in statement of profit or loss	9,865	7,326

The deferred tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

8. Property, plant and equipment

During the six months ended June 30, 2022, the Group acquired property, plant and equipment with a cost of £80.7 million (six months ended June 30, 2021: £51.0 million). In addition, the Group recognized property, plant and equipment on acquisition of subsidiaries with a cost of £7.3 million (six months ended June 30, 2021: £56.1 million). Details of property, plant and equipment recognized on acquisition of subsidiaries are set out in Note 6.

The Group completed sale and leaseback transactions during the period resulting in freehold property with a carrying value of £13.5 million being derecognized from property, plant and equipment (six months ended June 30, 2021: £nil). A loss on rights transferred of £1.9 million (six months ended June 30, 2021: £nil) is recognized in the statement of profit or loss within administrative expenses.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

9. Intangible assets and goodwill

	Goodwill	Development costs and software	Customer relationships	Brand	Domain names	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At January 1, 2022	218,840	56,178	21,109	2,746	73	298,946
Additions	—	14,858	—	—	115	14,973
Acquisition of subsidiaries	50,597	2,592	3,669	4,158	—	61,016
At June 30, 2022	269,437	73,628	24,778	6,904	188	374,935

Accumulated amortization
At January 1, 2022	—	(13,543)	(21,109)	(2,746)	(34)	(37,432)
Charge for the period	—	(26,012)	(408)	(4,158)	(17)	(30,595)
Impairment loss	(107,570)	(3,981)	—	—	—	(111,551)
At June 30, 2022	(107,570)	(43,536)	(21,517)	(6,904)	(51)	(179,578)

Net book value
At June 30, 2022	161,867	30,092	3,261	—	137	195,357

Details of goodwill and other intangible assets recognized on acquisition of subsidiaries are set out in Note 6. The impairment charge is recorded within administrative expenses in the statement of profit or loss.

Impairment testing

The Group performed its annual impairment test in December 2021. The Group considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at June 30, 2022, the market capitalization of the Group was below the book value of its equity, indicating a potential impairment of goodwill. In addition, the Group announced a Business Realignment Plan in June 2022 (the “Business Realignment Plan”) given the current macroeconomic conditions. As a result, Management performed an impairment test as at June 30, 2022 for all of the Cash Generating Units (“CGUs”).

The Group’s impairment test for intangible assets and goodwill is based on value-in-use calculations. The key assumptions used to determine the value-in-use for the different CGUs were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. The projected cash flows were updated to reflect the actions announced in the Business Realignment Plan and updated pre-tax discount rates were applied. All other assumptions remained consistent with those disclosed in the annual financial statements for the year ended December 31, 2021. The Group used each CGU’s value-in-use, as this is higher than fair value less costs of disposal, to determine the recoverable amount.

UK

Management did not identify any impairment for the UK CGU to which intangible assets and goodwill of £162.0 million is allocated. A pre-tax discount rate of 16.6% (December 31, 2021: 15.7%) was applied.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

9. Intangible assets and goodwill (continued)

Germany and France

Management has recognized an impairment charge of £57.9 million for the Germany and France CGU (formerly the Europe CGU) against intangible assets and goodwill previously carried at £64.4 million. The impairment charge largely relates to actions taken in the Group's Business Realignment Plan to no longer offer the subscription service to new subscribers from the end of June 2022. A pre-tax discount rate of 16.5% (December 31, 2021: 22.0%) was applied.

Spain

Management did not identify any impairment for the Spain CGU (formerly the Swipcar CGU) to which intangible assets and goodwill of £20.0 million is allocated. A pre-tax discount rate of 16.2% (December 31, 2021: 19.6%) was applied.

Italy

The Italy CGU is a new CGU following the acquisition of brumbrum in January 2022. Management has recognized an impairment charge of £49.7 million for the Italy CGU against intangible assets and goodwill previously carried at £56.5 million. The impairment charge largely relates to actions taken in the Group's Business Realignment Plan to no longer offer the subscription service to new subscribers from the end of June 2022. A pre-tax discount rate of 17.4% was applied.

Cazana

Management has recognized an impairment charge of £4.0 million for the Cazana CGU against intangible assets and goodwill previously carried at £4.0 million. The impairment charge reflects a shift to no longer offering data services to external customers. A pre-tax discount rate of 12.0% (December 31, 2021: 23.3%) was applied.

10. Loans and borrowings

The book value of loans and borrowings are as follows:

	At June 30 2022 £’000	At December 31 2021 £’000
Current
Bank loans	166	635
Stocking loans	196,101	169,170
Subscription facilities	25,479	10,188
Mortgages	—	547
	221,746	180,540
Non-current
Bank loans	—	815
Stocking loans	13,319	8,809
Subscription facilities	49,495	56,987
Mortgages	—	1,502
	62,814	68,113
Total loans and borrowings	284,560	248,653

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

11. Financial instruments

11.1 Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as at June 30, 2022 and December 31, 2021:

	At June 30 2022 £’000	At December 31 2021 £’000
Financial assets at amortized cost
Trade receivables	19,467	14,796
Contract assets	1,385	3,451
Lease deposits	8,545	5,124
	29,397	23,371

Current	20,852	18,247
Non-current	8,545	5,124

11.2 Financial liabilities

Set out below is an overview of financial liabilities held by the Group as at June 30, 2022 and December 31, 2021:

Financial liabilities: Interest-bearing loans and borrowings

	Interest rate		At June 30 2022	At December 31 2021
	%	Maturity	£’000	£’000
Current
Lease liabilities	1 – 11%	Within one year	22,437	18,826
Convertible notes	2.00%	Within one year	1,299	—
Bank loans	2.00%	Within one year	165	635
Stocking loans	Base rate + 0.5% – 13.9%	On earlier of sale or 180 – 330 days / Within one year	196,101	169,170
Subscription facilities	Base rate +1.7% – 3.7% 3.15% – 6.0%	Within one year	25,479	10,188
Mortgages			—	547
			245,481	199,366

Non-current
Lease liabilities	1 – 11%	2023 – 2042	98,522	71,574
Convertible notes	2.00%	2027	358,361	—
Bank loans			—	815
Stocking loans	Base rate + 3.0% – 13.9%	2024	13,319	8,809
Subscription facilities	Base rate + 1.7% – 3.7% 3.15% – 12.0%	2023 – 2026	49,495	56,987
Mortgages			—	1,502
			519,697	139,687

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

11.2 Financial liabilities (continued)

Other financial liabilities

	At June 30 2022	At December 31 2021
	£’000	£’000
Financial liabilities at fair value through profit or loss
Warrants	5,675	42,692
Embedded derivative	112,562	—
	118,237	42,692

Current	—	—
Non-current	118,237	42,692

11.3 Fair value

Management assessed that the fair value of trade receivables, other receivables, stocking loans, subscription facilities and trade and other payables approximate their carrying value due to the short-term maturities of these instruments.

The fair value of trade receivables, other receivables, stocking loans, subscription facilities and trade and other payables has been measured using Level 3 valuation inputs.

Public warrants are classified as Level 1 due to the use of an observable market quote in an active market. Private warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Black-Scholes model for the private warrants.

The embedded derivative of the convertible notes is classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as at June 30, 2022:

	Level 1	Level 2	Level 3	Total
At June 30, 2022	£’000	£’000	£’000	£’000
Warrants	1,493	—	4,182	5,675
Embedded derivative	—	—	112,562	112,562
	1,493	—	116,744	118,237

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

11.3 Fair value (continued)

The following information is relevant in the determination of fair value of the private warrants and the embedded derivative at June 30, 2022:

	Private warrants	Embedded derivative

Expected term (years)	7	5
Expected volatility	89.7%	58.3%
Dividend yield	Nil	Nil
Risk free interest rate	3.0%	3.0%

Reconciliation of fair values

The fair value movements are set out as follows:

	Public warrants	Private warrants	Embedded derivative	Total
	£’000	£’000	£’000	£’000
At January 1, 2022	13,418	29,274	—	42,692

Issuances	—	—	251,288	251,288
Fair value movement	(13,441)	(28,399)	(168,085)	(209,925)
Foreign exchange movements	1,516	3,307	29,359	34,182
At June 30, 2022	1,493	4,182	112,562	118,237

The fair value decrease and foreign exchange movements is recognized in the statement of profit or loss within other income and expenses.

Sensitivity analysis

For the private warrants, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.1 million.

For the embedded derivative, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.4 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

12. Provisions

	Dilapidation	Restructuring	Other	Total
	£’000	£’000	£’000	£’000

At January 1, 2022	7,985	—	—	7,985
Acquisition of subsidiaries	—	—	631	631
Recognized during the period	717	6,432	151	7,300
At June 30, 2022	8,702	6,432	782	15,916

Current	—	6,432	—	6,432
Non-current	8,702	—	782	9,484

The dilapidation provisions relate to the expected reinstatement costs of leased office buildings, vehicle preparation centers, collection centers and vehicles back to the conditions required by the lease. Cash outflows associated with the dilapidation provisions are to be incurred at the end of the relevant lease term, between 4 and 20 years.

The restructuring provision relates to actions being undertaken as part of the Group’s Business Realignment Plan which was announced in June 2022 including redundancy costs. The restructuring is expected to be completed by the end of 2022.

13. Cash and cash equivalents

For the purpose of the condensed consolidated statement of cash flows, cash and cash equivalents are comprised of the following:

	At June 30 2022	At December 31 2021
	£’000	£’000
Cash at bank available on demand	310,634	181,818
Cash held in short-term deposit accounts	90,564	10,811
Total cash and cash equivalents	401,198	192,629

14. Share-based payments

Share-based payments charge

For the six months ended June 30, 2022, the Group recognized a share-based payment charge of £35.1 million in the statement of profit or loss (six months June 30, 2021: £12.7 million).

The following options were granted during the six months ended June 30, 2022:

Scheme	Number	Grant date	Expiry date
Incentive Equity Plan	1,850,886	01/01/2022	01/01/2032
Incentive Equity Plan	1,191,300	01/04/2022	01/04/2032
SAYE scheme	1,496,903	26/01/2022	31/08/2025

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2022

14. Share-based payments (continued)

Employee share option fair value assessment

The following information is relevant in the determination of fair value of the employee share options granted during the six months ended June 30, 2022:

	Incentive Equity Plan		SAYE scheme

Exercise price	£	nil	£3.60
Expected volatility		N/A	53.4%
Dividend yield		Nil	Nil
Risk free interest rate		N/A	1.15%
Fair value per share[1]		£2.13 - £4.46	£0.73

[1]	Considering that the Incentive Equity Plan awards vest over time without any further restrictions, the fair value is equal to the Company’s closing stock price as of the grant date.

The number of options outstanding as at June 30, 2022 was 63,138,049 (December 31, 2021: 74,262,739).

15. Events after the reporting date

Strategic review of mainland Europe

On August 2, 2022, the Group announced that it was conducting a strategic review of its business in mainland Europe, with the aim of further preserving cash and positioning the Group to achieve profitability without the need for further external capital.

On September 8, 2022, the Group announced the conclusion of its strategic review. Following a review of a range of strategic options, Management concluded that Cazoo would focus exclusively on its core opportunity in the UK.

As a result, the Group has commenced an orderly wind down of its operations in Germany and Spain and is in consultation with its employee representatives in France and Italy. Cazoo will facilitate a structured closure for its customers, employees and suppliers and has notified the relevant employee representatives and unions in each market.

The Group expects to incur charges as a result of the implementation in the second half of 2022, including amounts for restructuring. The amount of these charges is yet to be determined.

16. Related party transactions

No reportable related party transactions occurred during the six months ended June 30, 2022 (six months ended June 30, 2021: nil) other than the remuneration of key management personnel.